

May 31, 2012

<u>Via E-mail</u>
Daniel Rodríguez
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

> **Re:** **Cencosud S.A.**
> **Registration Statement on Form F-1**
> **Filed May 25, 2012**
> **File No. 333-181711**

Dear Mr. Rodríguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 78</u>

1. The net tangible book value as of March 31, 2012 equals equity attributable to controlling shareholders as of March 31, 2012. Please tell us your consideration of excluding any intangible assets that cannot be sold separately from all other assets of the business and excluding any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

Management's discussion and analysis of financial condition and results of operations, page 104

Results of operations, page 121

Three months ended March 31, 2012 compared to three months ended March 31, 2011, page 122

Other revenues by function, page 127

2. We note your disclosure that the increase in the fair value of investment properties for the three-month period ended March 31, 2012 as compared to the three-month period ended March 31, 2011 was a contributing factor to the increase in your consolidated other revenue by function during that time period. However, your discussion on the increase in the fair value of investment properties is focusing on "the year 2011." Please revise to provide discussion on the increase in the fair value of investment properties for the three-month period ended March 31, 2012. In addition, please revise similar disclosure discrepancies on page 134 under the "Other revenues by function" subheading to discuss the increase in fair value during the year 2011 as opposed to "the year 2010." Alternatively, please tell us why your current disclosure is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Marcelo A. Mottesi, Esq.
        Milbank, Tweed, Hadley & McCloy LLP